

September 26, 2017

Yi Hsiao Mao
Chief Executive Officer
China United Insurance Service, Inc.
7F, No. 311 Section 3
Nan-King East Road
Taipei City, Taiwan

> **Re: Form 10-K for the Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **Form 10-Q for Quarterly Period Ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 000-54884**

Dear Mr. Mao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 2 - Summary Significant Accounting Policies
Revenue Recognition, page 95

1.   Please provide us your analysis under ASC 605-45 supporting your policy whereby you recognize commission revenue on a gross basis and record commissions paid to your sub-agents as cost of revenue.

Note 8 - Acquisition and Goodwill
Acquisition of GHFL, page 105

2.   Please provide us an analysis under ASC 805 supporting why you believe your acquisition of GHFL is that of business rather than an asset acquisition. Based on your disclosure, you acquired a 15.64% interest in Genius Insurance Broker Co., Ltd., which you are accounting for using the cost method, and there were no substantive business operations acquired. Separately, tell us the reporting unit (as the term is used in ASC 350-20-35) in which you include the goodwill from this acquisition for purposes of assessing impairment and the basis for inclusion therein. Also, separately tell us how you determine the fair value of your 15.64% interest in Genius Insurance Broker Co., Ltd including the method and significant assumptions used and why the fair value always equals the carrying amount at each reporting date as evidenced by your fair value disclosures on page 97.

Form 10-Q for Quarterly Period Ended June 30, 2017

Notes to Condensed Consolidated Financial Statements
Note 13 - Long-Term Liabilities
Unearned Revenue – AIATW, page 18

3.   Please provide us an analysis showing how you determined the $1,370,790 of unearned revenue related to the agreement with AIATW that you recognized as revenue during the six months ended June 30, 2017. Reference for us the authoritative literature to which rely to support recording revenue for that amount during the period.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance